

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Seth Lederman
Chief Executive Officer
Tonix Pharmaceuticals Holding Corp.
26 Main Street, Suite 101
Chatham, New Jersey 07928

      Re: Tonix Pharmaceuticals Holding Corp.
          Registration Statement on Form S-3
          Filed August 19, 2022
          File No. 333-266982

Dear Mr. Lederman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Life Sciences

cc: Michael J. Lerner, Esq.